UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THESECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42759

Cre8 Enterprise Limited

(Translation of registrant’s name into English)

1/F, China Building
29 Queen’s Road Central, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 26, 2026, Cre8 Enterprise Limited issued a press release entitled “Cre8 Enterprise Limited Reports Record Number of Customers Served for the First Half of 2026.” A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press Release – Cre8 Enterprise Limited Reports Record Number of Customers Served for the First Half of 2026, dated August 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2026	Cre8 Enterprise Limited

	By:	/s/ Sze Ting CHO
	Name:	Sze Ting CHO
	Title:	Chief Executive Officer and Chairman of the Board

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